CERTIFIED TECHNOLOGIES CORPORATION
5353 MANHATTAN CIRCLE
SUITE 101
BOULDER, COLORADO 80303
(303) 499-6000

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

April 21, 2008

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share (“Common Stock”), of Certified Technologies Corporation, a Nevada corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited.  You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

We intend to enter into an share exchange agreement (the “Share Exchange Agreement”) with Guosheng Xu, the sole existing holder of all of the outstanding capital stock of Zhaoheng Investment Limited (BVI), a British Virgin Islands corporation (“Zhaoheng BVI”).  Pursuant to the Share Exchange Agreement, the Company will issue an aggregate of 69,686,970 shares of common stock, par value $0.001 (the “Common Stock”) to Embedded Internet Solutions Limited, a Cayman Islands company wholly-owned by Guosheng Xu (“Embedded Internet”), in exchange for all of the shares of common stock of Zhaoheng BVI (the “Share Exchange”).  Contemporaneously with the closing of the Share Exchange, Michael Friess and Sanford Schwartz, each a holder of more than five percent of the Company’s outstanding shares of Common Stock, will complete a sale of approximately 572,170 shares of Common Stock owned by them to Embedded Internet pursuant to a stock purchase agreement (the “Stock Purchase”).  After the completion of the Share Exchange and Stock Purchase, Embedded Internet would own shares of our Common Stock constituting approximately 98% of our capital stock that will be issued and outstanding immediately after the consummation of the Share Exchange and Stock Purchase.

Upon the consummation of the Share Exchange, we would experience a change in control, will cease being a shell company and Zhaoheng BVI would become our wholly-owned subsidiary.

Additionally, in connection with the Share Exchange, under the terms of the Share Exchange Agreement we would experience a change in a majority of our Board of Directors.

We have not entered into any binding or enforceable agreement with respect to the Share Exchange, and no such agreement is expected to be executed until the consummation, if any, of the Share Exchange.  Accordingly, there is no assurance that the Share Exchange will occur, or that the anticipated terms of the Share Exchange described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Share Exchange and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. The terms of the Share Exchange and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change.   Upon the consummation of the Share Exchange, we expect to file a Current Report on Form 8-K to disclose our entering into the Share Exchange Agreement and the consummation of the Share Exchange. The description of the Share Exchange and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in the Current Report on Form 8-K.   All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Share Exchange, its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Share Exchange not to be consummated or may cause the actual terms, consequences of the Share Exchange and related events and transactions to be materially different from those in the descriptions in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Share Exchange.  Accordingly, the closing of the Share Exchange and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first delivered to the Company’s stockholders of record on or about April 21, 2008.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

CHANGE IN CONTROL

On or about April 30, 2008, we intend to enter into the Share Exchange Agreement with the sole existing holder of outstanding capital stock of Zhaoheng BVI, the terms of which provide for a change in control of the Company (which we refer to above and throughout this Information Statement as the “Share Exchange”).  Pursuant to the Share Exchange Agreement, the Company will issue an aggregate of 69,686,970 shares of Common Stock to Embedded Internet in exchange for all of the shares of common stock of Zhaoheng BVI.  Contemporaneously with the closing of the Share Exchange, Michael Friess and Sanford Schwartz will complete a sale of approximately 572,170 shares of Common Stock owned by them to Embedded Internet pursuant to a stock purchase agreement.  After the completion of the Share Exchange and the Stock Purchase, Embedded Internet would own shares of our Common Stock constituting approximately 98% of our capital stock that will be issued and outstanding immediately after the consummation of the Share Exchange and Stock Purchase.  Since Zhaoheng BVI also is the sole stockholder of Zhaoheng Hydropower (Hong Kong) Limited (“Zhaoheng HK”), as a further result of the Share Exchange Zhaoheng HK will become an indirect subsidiary of the Company.

As a requirement of the Share Exchange, effective immediately after the consummation thereof, each of the current members of the Board of Directors will (i) elect Guosheng Xu, Hong Zhu, and Huizhou Cheng as directors of the Company; (ii) resign as executive officers of the Company, as applicable; (iii) appoint the following individual as the Company’s new executive officer:  Guosheng Xu as Chief Executive Officer; and (iv) tender his or her resignation as a director of the Company, such resignations to be effective 10 days after this Schedule 14f-1 is filed with the SEC and is disseminated to the Company’s stockholders; provided, however, that if the closing of the Share Exchange shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then the three current members of the Board of Directors would not resign from the Board of Directors until the applicable ten-day period has expired.

Upon the consummation of the Share Exchange, we would experience a change in control, will cease being a shell company and Zhaoheng BVI would become our wholly-owned subsidiary.

VOTING SECURITIES

As of April 21, 2008, we had 2,006,029 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of April 21, 2008

The following tables set forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o Certified Technologies Corporation,  5353 Manhattan Circle, Suite 101, Boulder, Colorado 80303.

The following information is presented as of April 21, 2008.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned (1)	Percent of Class (2)

5% or Greater Stockholders:
Michael Friess 5353 Manhattan Circle, Suite 101 Boulder, CO 80303	Common Stock	508,334 Shares	25.3%
Sanford Schwartz 5353 Manhattan Circle, Suite 101 Boulder, CO 80303	Common Stock	508,334 Shares	25.3%
Joseph Whitney 1624 Harman Place, Suite 210 Minneapolis, MI 55403	Common Stock	277,893 Shares	13.8%

Directors and Named Executive Officers:
Michael Friess 5353 Manhattan Circle, Suite 101 Boulder, CO 80303	Common Stock	508,334 Shares	25.3%
Sanford Schwartz 5353 Manhattan Circle, Suite 101 Boulder, CO 80303	Common Stock	508,334 Shares	25.3%

All directors and executive officers as a group (2 persons)	Common	508,334 Shares	50.6%

___________________________________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of Common Stock subject to options or warrants anticipated to be exercisable or convertible at or within 60 days of April 21, 2008 are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

(2)	Based upon 2,006,029 shares of Common Stock issued and outstanding as of April 21, 2008.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of our Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our anticipated directors and named executive officers, and (iii) all of our executive officers and directors as a group.  Except as otherwise listed below, the address of each person is c/o Zhaoheng BVI, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The following information is presented on a forward-looking basis assuming the consummation of the Share Exchange and the Stock Purchase on the terms set forth in the Share Exchange Agreement and Stock Purchase Agreement, respectively.  Solely for purposes of calculating the number of shares exercisable within 60 days of consummation of the Share Exchange, we have assumed that the Share Exchange will become effective on April 30, 2008.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Number of Shares Beneficially Owned (1)	Anticipated Percent of Class (2)

Anticipated 5% or Greater Stockholders:
Embedded Internet Solutions Limited	Common Stock	69,686,970 Shares	98%
Anticipated Directors and Named Executive Officers:
Guosheng Xu (3)	Common Stock	69,686,970 Shares	98%
All directors and executive officers as a group (1 person)	Common Stock	69,686,970 Shares	98%

___________________________

* Less than 1%

(1)
 Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Share Exchange are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Based upon 2,006,029 shares of Common Stock anticipated to be issued and outstanding as of the consummation of the Share Exchange.

(3)	Mr. Xu is the sole stockholder of Embedded Internet.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth the respective names, ages and positions of our current directors and executive officers.

Name	Age	Position

Michael Friess	58	President, Chief Executive Officer and Director

Chloe DiVita	30	Treasurer, Secretary, Chief Financial Officer and Director

Sanford Schwartz	58	Director

Michael Friess is a self-employed attorney licensed to practice law in the State of Colorado. He was a partner from January 1983 to December 1993 in the New York City law firm of Schulte, Roth & Zabel, where his practice emphasized taxation. Mr. Friess has served as a Director and Officer of the Company since February 2006. Mr. Friess served on the Board of Directors of Oralabs Holding Corporation (NASDAQ: OLAB) from September 1997 until December 2006.

Chloe DiVita joined the Company as an Officer and Director in June 2007. For the past ten (10) years, Mrs. DiVita has been a self-employed accountant and business development consultant partnering on many projects with Creative Business Strategies Inc., a business consulting firm.

Sanford Schwartz has been a director of the Company since February 2006. Mr. Schwartz is the Chairman of Creative Business Strategies, Inc., a business consulting firm in Boulder, Colorado co-founded by Mr. Schwartz in 1985.

New Directors and Executive Officers

Upon the consummation of the Share Exchange, we would make the following changes to our Board of Directors and executive officers:

●
immediately after the consummation of the Share Exchange, we would increase the size of our Board of Directors from three to four, and each of the current members of our Board of Directors would appoint Guosheng Xu, Hong Zhu, Huizhou Cheng to fill the four vacancies, three of which directors will be non-employee directors; provided, however, that if the closing of the Share Exchange shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then the three current members of the Board of Directors would not resign from the Board of Directors until the applicable ten-day period has expired

●	Michael Friess and Chloe DiVita would each resign as an officer of the company and our Board of Directors would appoint Guosheng Xu as Chief Executive Officer.

The following table sets forth the respective names, ages and positions of our anticipated directors, executive officers and key employees on a forward-looking basis assuming the Share Exchange is consummated. All of the directors identified below will be elected to the Board of Directors immediately after the consummation of the Share Exchange.

Names of Anticipated Officers and Directors	Age	Position

Guosheng Xu	43	Chairman of the Board and Chief Executive Officer

Hong Zhu	44	Director

Huizhou Cheng	60	Director

Anticipated Executive Officers and Directors

Guosheng Xu is a nominee for Chairman of the Board and CEO.  Since 1994, Mr. Xu has been Chairman of the Board and CEO of Shenzhen Zhaoheng Industrial Co., Ltd.  Since 2000, Mr. Xu has been Chairman of the Board and CEO of Zhaoheng Holdings (Hong Kong) Limited.  Mr. Xu has over 20 years of experience in business management and operation of hydropower businesses and companies in other industries and was the founder of Shenzhen Zhaoheng Industrial Co., Ltd., the predecessor to Shenzhen Zhaoheng Hydropower Co., Ltd., a subsidiary of Zhaoheng Hydropower (Hong Kong) Limited (“Zhaoheng”) in 1994. From 1991 to 1994, he held the position of deputy general manager of trading department in Shenzhen Construction Material Co., Ltd; from 1985 to 1990, he held the position of general manager of Shenzhen Shenhu Livestock and Poultry Co., Ltd. Mr. Xu is a visiting professor of Wuhan Polytechnic University. He completed his EMBA from Hong Kong University of Science and Technology in 2005 and received his BS in business Administration from Shenzhen University in 1991.

Hong Zhu is a nominee for Director of the Board. Mr. Zhu joined Zhaoheng in 1996 and held a number of executive positions at Zhaoheng.  Since 2003, he served as president and led Zhaoheng’s hydropower business. Prior to Zhaoheng, he held the position of Planning Director at Hubei Dazhi Specialty Steel Co., Ltd. from 1987 to 1996. Mr. Zhu received his BS from Wuhan Physical Education College in 1987 and earned his EMBA from Cheung Kong GSB in 2005. He has been the congressman of Hunan Province since Jan 18, 2008. Mr. Zhu has been a director of Shenzhen Zhaoheng Industrial Co., Ltd since 2000,  chairman of the board of Hunan Sanjiang Power Co., Ltd since 2004, chairman of the board of Hunan Zhaoheng Hydropower Co., Ltd since 2003 and chairman of the board of Zhaoheng Weile (Shimen) Tungsten Co., Ltd since 2006.

Huizhou Cheng is a nominee for Director of the Board. Mr. Cheng has served as an advisor and independent board member of Zhaoheng since 2007. Since 1991, he has held a number of key positions in several bureaus at the Ministry of Water Resources of PRC. Prior to 1991, he was responsible for the design, construction and management of several major water conservancy projects in China including Three Gorges Dam, Gezhou Dam, and Yellow River Xiaolangdi Project. Mr. Cheng received a BS in Industrial and Electrical Engineering from Huazhong University of Science & Technology in 1970 and an MS in Economy from Party School of the Central Committee of C.P.C. in 1996. Mr. Cheng is a member of National Energy Expert Group, president of International Small Hydropower Association and an

influential member of national hydropower policy makers. He has been the Director of Hanjiang Water Resources & Hydropower Co., Ltd since 1994 and director of Anhui Water Resources Development Co., Ltd since 2003.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only limited resources.  Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required.  Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances.  After the consummation of the Share Exchange and our acquisition of Zhaoheng BVI’s business, assuming that the Share Exchange is consummated, we expect to create one or more of such committees as determined by our Board of Directors, provided that we will be required to have audit and compensation committees when, and if, our shares of Common Stock commence trading on the Nasdaq Capital or Global Market or on a national securities exchange such as the AMEX.

Board of Directors’ Meetings

No meetings of the Board of Directors were held in the last fiscal year.  The Board of Directors acted by unanimous written consent five times during the last fiscal year.

Director Independence

At this time, the Company is not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of its directors be independent.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s current fiscal year through the date of this Information Statement, and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

COMPENSATION OF COMPANY EXECUTIVE OFFICERS AND DIRECTORS

During the fiscal year ended March 31, 2007, the Company’s directors and executive officers served without compensation. The Company does not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, and except as set forth in the following paragraph, none of the directors, executive officers, holders of more than five percent of the Company’s outstanding shares of Common Stock, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended March 31, 2007 and 2006, in any transaction or proposed transaction which may materially affect the Company.

Contemporaneously with the closing of the Share Exchange, Michael Friess and Sanford Schwartz, each a holder of more than five percent of the Company’s outstanding shares of Common Stock, will complete a sale of approximately 572,170 shares of Common Stock owned by them to Zhaoheng BVI pursuant to a stock purchase agreement.

No executive officer, present director, or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

By Order of the Board of Directors
April 21, 2008